Via EDGAR and Fax

December 16, 2010

United States Securities and Exchange Commission

Attention: David R. Humphrey, Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Callaway Golf Company

Supplemental Response Letter Dated November 23, 2010

Regarding the Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-10962

and

Definitive 14A

Filed April 1, 2010

File No. 1-10962

Dear Mr. Humphrey:

We submit this letter in response to supplemental comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 10, 2010, relating to Callaway Golf Company’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 and the Proxy Statement for the Company’s 2010 Annual Meeting of Shareholders (the “Proxy Statement”).

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Callaway Golf Company    2180 Rutherford Road    Carlsbad, CA 92008-7328    T (760) 931 1771

Form 10-K (Fiscal Year Ended December 31, 2009)

Note 4. Investments, page F-15

Investment in Golf Entertainment International Limited Company

1.	We have reviewed your response to our prior comments 1, 2 and 3. In future filings, beginning with your December 31, 2010 Annual Report on Form 10-K, please expand the disclosure to indicate you have reached your maximum funding commitments under the certain loan agreements with GEI and that you have no remaining funding commitments under these loans. Please also disclose the dates the loans originated and clarify your disclosure that amounts loaned to GEI may be used for any corporate purpose, including capital projects as well as operational needs.

Company’s Response:

In future filings, beginning with our December 31, 2010 Annual Report on Form 10-K, to the extent the loans remain outstanding, we will expand our disclosures to indicate we have reached our maximum funding commitments under the certain loan agreements with GEI and that we have no remaining funding commitments under these loans. Also, to the extent the loans remain outstanding, we will disclose in future filings the dates the loans originated and clarify that the amounts loaned to GEI may be used for any corporate purpose, including capital projects as well as operational needs.

2.	Further, please disclose that GEI has not repaid any amounts under the loans, but you fully expect to receive value for the accrued interest in the form of cash or additional equity upon conversion of the loans. Also disclose the reasons why you believe the amount of the loans (along with your preferred stock investment of $10 million) are not impaired at the balance sheet date.

Company’s Response:

In future filings, beginning with our December 31, 2010 Annual Report on Form 10-K, to the extent the loans remain outstanding, we will disclose that GEI has not repaid any amounts under the loans, but that we fully expect to receive value for the accrued interest in the form of cash or additional equity upon conversion of the loans. We also will continue to monitor our investment in accordance with applicable accounting rules, and to the extent the investment is not impaired, we will disclose in future filings why we believe the amount of the loans and our preferred stock investment of $10 million are not impaired at the applicable balance sheet date.

3.	Finally, please add a table to Note 4 to summarize the principal, accrued interest and fees, and payments received under your loan agreements with GEI for all periods presented.

Company’s Response:

In future filings, beginning with our December 31, 2010 Annual Report on Form 10-K, to the extent the loans remain outstanding, we will add a table to the applicable note to summarize the principal, accrued interest and fees, and payments received under our loan agreements with GEI for all periods presented.

Acknowledgments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Staff’s comments. We believe our responses address your comments. If you have any questions or require any further information regarding this matter, please contact the undersigned at 760-804-4056.

Very truly yours,

/s/ Brian P. Lynch
Brian P. Lynch
Vice President and
Corporate Secretary

cc:	Beverly A. Singleton

Tonya Bryan